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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                        Algos Pharmaceutical Corporation
                                (Name of Issuer)

                      Common Stock Par Value $.01 per share
                         (Title of Class of Securities)

                                   015869 10 0
                                 (CUSIP Number)

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


                               Page 1 of 4 pages



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1.   Name of Reporting Persons:  Karen Lyle
     I.R.S. Identification Nos. of above persons (entities only).
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
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     (a)
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     (b)
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3.   SEC Use Only
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4.   Citizenship or Place of Organization: United States Citizen
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Number of Shares    5. Sole Voting Power:  1,531,254
Beneficially Owned  -----------------------------------------------------------
By Each Reporting   6. Shared Voting Power:  -0-
Person With         -----------------------------------------------------------
                    7. Sole Dispositive Power:  1,531,254
                    -----------------------------------------------------------
                    8. Shared Dispositive Power:  -0-
                    -----------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,531,254
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10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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11.  Percent of Class Represented by Amount in Row (11):
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12.  Type of Reporting Person (See Instructions) IN
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ITEM 1.

  (a)   Name of Issuer:  Algos Pharmaceutical Corporation
  (b)   Address of Issuer's Principal Executive Offices

                  1333 Campus Parkway
                  Neptune, New Jersey 07753

ITEM 2.

  (a)   Name of Person Filing:  Karen Lyle
  (b)   Address of Principal Business Office or, if none, Residence

                  Algos Pharmaceutical Corporation
                  1333 Campus Parkway
                  Neptune, New Jersey 07753

  (c)   Citizenship:  United States
  (d)   Title of Class of Securities
         Common Stock, par value $.01 per share
  (e)   CUSIP Number:  015869 10 0

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO 'SS''SS' 240.13d-1(b) OR
               240.13d-2(b) OR (c), CHECK WHETHER the PERSON FILING IS A:

  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
  (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
  (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
  (e)  [ ] An investment adviser in accordance with 'SS' 240.13d-1(b)(1)(ii)(E);
  (f)  [ ] An employee benefit plan or endowment fund in accordance
           'SS' 240.13d-1(b)(1)(ii)(F);
  (g) [ ] A parent holding company or control person in accordance with 'SS' 240.13d-1(b)(1)(ii)(G);
  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
           Act of 1940 (15 U.S.C. 80a-3);
  (j)  [ ] Group, in accordance with 'SS' 240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP

         (a) Amount beneficially owned:  1,531,254

         (b) Percent of class:  5.3%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote 1,531,254.

             (ii)  Shared power to vote or to direct the vote -0-.

             (iii) Sole power to dispose or to direct the disposition of
                   1,531,254.

             (iv)  Shares power to dispose or to direct the disposition of -0-.

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The 1,531,254 shares reported by Mrs. Lyle includes options to purchase 181,900 shares of common stock owned directly by John W. Lyle, the husband of Mrs. Lyle, and 38 shares owned directly by Mrs. Lyle's son, as to which Mrs. Lyle disclaims beneficial ownership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10.   CERTIFICATION

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 14, 2000
                                    -----------------------------------
                                                 Date

                                              /s/ Karen Lyle
                                    -----------------------------------
                                                 Signature

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                             STATEMENT OF DIFFERENCES
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The section symbol shall be expressed as................................. 'SS'